09042969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67995

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GuideStone Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2401 Cedar Springs Road
(No. and Street)

Dallas (City) TX (State) 75201-1498 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Scott Cook 214-720-4641 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500 (Address) Dallas (City) TX (State) 75201 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 7 2009
BRANCH OF REGISTRATIONS AND
10 EXAMINATIONS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Scott Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GuideStone Financial Services, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACEE L LARSON
NOTARY PUBLIC
State of Texas
Comm. Exp. 05-02-2012

Tracee L Larson
Notary Public

R Scott Cook
Signature

Treasurer, CFO, FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GuideStone
Financial Services

November 24, 2009

SEC
Mail Processing
Section

NOV 27 2009

Washington, DC
122

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC

RE: Annual Audited Financials for GuideStone Financial Services (CRD #148249 & SEC File #8-67995)

Enclosed with this letter are two copies of the Annual Audited Financial Statements for GuideStone Financial Services (CRD #148249 & SEC File #8-67995) for the fiscal year ending 2009.

Please contact me at (214) 720-6486 or via email at Chad.Bailey@GuideStone.org with any questions.

Sincerely,

Chad Bailey – COO/Vice President
GuideStone Financial Services

Grant Thornton

Report of Independent Certified Public Accountants

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Directors and Member of
GuideStone Financial Services

We have audited the accompanying statement of financial condition of GuideStone Financial Services (a Texas corporation) (the "Company") as of September 30, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of GuideStone Financial Services as of and for the period from June 26, 2008 (inception date) to September 30, 2008, were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated November 18, 2008.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of GuideStone Financial Services as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
November 23, 2009

GuideStone Financial Services

STATEMENTS OF FINANCIAL CONDITION

September 30,

	2009	2008
Assets		
Cash	$250,000	$250,000
Prepaid expenses	24,287	-
Total assets	$274,287	$250,000
Liabilities and member's equity		
Liabilities		
Deferred revenue liability	$ 24,287	$ -
Total liabilities	24,287	-
Member's equity	250,000	250,000
Total liabilities and member's equity	$274,287	$250,000

The accompanying notes are an integral part of these financial statements.

GuideStone Financial Services

STATEMENTS OF OPERATIONS

	Year ended September 30, 2009	Period from inception through September 30, 2008
Revenue		
Fee revenue	$161,622	$ -
Total revenue	161,622	-
Expenses		
Salary and benefits	103,847	-
Regulatory fees and expenses	22,318	-
Other operating expenses	35,457	-
Total expenses	161,622	-
Net income	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GuideStone Financial Services

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Member's equity
Beginning member's equity at inception (June 26, 2008)	$ -
Cash contribution by GuideStone Financial Resources	250,000
Income/(loss)	-
Total member's equity as of September 30, 2008	250,000
Income/(loss)	-
Total member's equity as of September 30, 2009	$250,000

The accompanying notes are an integral part of these financial statements.

GuideStone Financial Services

STATEMENTS OF CASH FLOWS

	Year ended September 30, 2009	Period from inception through September 30, 2008
Cash flows from financing activities		
Cash contribution by GuideStone Financial Resources	$ -	$250,000
Cash provided by financing activities and increase in cash	-	250,000
Cash at beginning of period	250,000	-
Cash at end of period	$250,000	$250,000

NOTE A - ORGANIZATION AND NATURE OF OPERATIONS

GuideStone Financial Services (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer und the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently in the application process to become a tax exempt, Texas not-for-profit corporation organized under Section 501(c)(3) of the Internal Revenue Service Code. It is a non-stock company with a sole member, GuideStone Financial Resources of the Southern Baptist Convention ("GuideStone") that elects the directors of the Company.

The Company's application was approved by FINRA, with an effective date of April 7, 2009, to operate as a fully disclosed, introducing broker-dealer. The Company solely engages in the sale of mutual fund securities, on a subscription basis only, through a transfer agency. As a result, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934, under paragraph (k)(1) of that Rule.

The investment company securities to be traded by the Company will exclusively consist of shares of the GuideStone Funds family of registered mutual funds ("the Funds"). The Company will offer the Funds shares through retail accounts, Individual Retirement Accounts ("IRAs") and institutional accounts maintained with the transfer agent.

NOTE B - BASIS OF ACCOUNTING

The accounts of the Company are maintained on the accrual basis of accounting.

NOTE C - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE D - RELATED PARTY TRANSACTIONS

<u>Shared Expense Agreement</u>

All operating costs and expenses of the Company are incurred by an affiliate, GuideStone. The Company's expenses, in accordance with an executed Expense Sharing Agreement, are borne by or reimbursed by GuideStone. Also, as part of this Expense Sharing Agreement, GuideStone provides certain offices and personnel.

NOTE D - RELATED PARTY TRANSACTIONS - Continued

Fee Revenue

The Company receives fee revenue from GuideStone in accordance with an Internal Fee Agreement. In accordance with the agreement, the Company provides services to GuideStone through its operation as a broker/dealer. Revenue is recognized when earned.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 1/8th% (effective for first 12 months of FINRA membership) of aggregate indebtedness. As of September 30, 2009, the Company had net capital of $225,713, which exceeded the minimum requirement of $5,000 by $220,713. At September 30, 2009, the Company had aggregate indebtedness of $24,287. Aggregate indebtedness as a percentage of net capital was 11% at September 30, 2009.

NOTE F - CONCENTRATION RISK

Cash is comprised solely of cash on deposit in accounts with depository institutions. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At September 30, 2009, the cash balances did not exceed the federally insured limit. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities with PNC (formerly, "PFPC Distributors") their transfer agent. In the event the transfer agent does not fulfill its obligation, the Company may be exposed to risk. It is the Company's policy to review and monitor, as necessary, the adequacy of the control environment at the transfer agent. The Company has not experienced any losses as it relates to transactions with this transfer agent.

NOTE G - SUBSEQUENT EVENTS

Subsequent events have been evaluated through November 23, 2009, the date that the financial statements were available to be issued. All subsequent events determined to be relevant and material to the financial statements have been appropriately recorded or disclosed.

SUPPLEMENTAL SCHEDULE

Schedule I

GuideStone Financial Services

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2009

Total member's equity from the statement of financial condition	$250,000
Deductions and/or charges - nonallowable assets	
Other assets	(24,287)
Net capital before haircuts	225,713
Haircuts on securities positions	-
Net capital	225,713
Net capital requirement (larger of 1/8th of aggregate indebtedness or $5,000)	5,000
Excess net capital	$220,713
Aggregate indebtedness	$ 24,287
Total member's equity from the statement of financial condition	$250,000

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Directors and Member of
GuideStone Financial Services

In planning and performing our audit of the financial statements of GuideStone Financial Services (the "Company"), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
November 23, 2009

Grant Thornton

GuideStone Financial Services

Financial Statements and Supplemental Schedule
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended September 30, 2009
With Report of Independent Certified Public Accountants

GrantThornton